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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50561

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/17___ AND ENDING___12/31/17___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital One Securities, Inc.

	OFFICIAL USE ONLY
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)	FIRM I.D. NO.

201 St. Charles Ave., Suite 1830

(No. and Street)

New Orleans	LA	70170
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gabrielle Halprin   (504)533-7377

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter

(Name – *if individual, state last, first, middle name*)

4401 Dominion Blvd.	Glen Allen	VA	23060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Pierre E. Conner, III__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Capital One Securities, Inc.__ , as of __December 31__ , 20 __17__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

_____
Signature

President
_____
Title

_____
Notary Public

BARBARA W. CASTELLANO
NOTARY PUBLIC #60058
JEFFERSON PARISH
MY COMMISSION IS ISSUED FOR LIFE



This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL ONE SECURITIES, INC.
(A Wholly Owned Subsidiary of Capital One Financial Corporation)

FINANCIAL REPORT

Years Ended December 31, 2017 and 2016
With Report of Independent Registered Public Accounting Firm

SEC ID 8 – 50561

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

CAPITAL ONE SECURITIES, INC.
(A Wholly Owned Subsidiary of Capital One Financial Corporation)

Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Stockholder and Board of Directors
Capital One Securities, Inc.
New Orleans, Louisiana

Opinion on the Financial Statement

We have audited the accompanying statements of financial condition of Capital One Securities, Inc. (the "Company"), as of December 31, 2017 and 2016, and the related notes (collectively referred to as the financial statements). In our opinion, the statements of financial condition present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Keiter

We have served as the Company's auditor since 2008.

February 16, 2018
Glen Allen, Virginia

> **Certified Public Accountants & Consultants**
> 4401 Dominion Boulevard
> Glen Allen, VA 23060
> T:804.747.0000 F:804.747.3632
>
> www.keitercpa.com

CAPITAL ONE SECURITIES, INC.
(A Wholly Owned Subsidiary of Capital One Financial Corporation)

Statements of Financial Condition

		December 31,		
		2017		**2016**
Assets:				
Cash on deposit with affiliated company	$	2,922,359	$	2,830,207
Investment in money market mutual fund		75,042,914		64,917,222
Commissions receivable from clearing correspondent		72,707		35,187
Other receivables		7,786,079		6,443,100
Deposit with clearing correspondent		250,000		250,000
Goodwill		3,493,211		3,493,211
Due from affiliates		720,526		723,500
Deferred tax asset		175,859		219,268
Total assets	$	90,463,655	$	78,911,695
Liabilities:				
Commissions payable to brokers and dealers	$	6,949,101	$	7,342,077
Accrued expenses		352,772		288,470
Due to affiliates		1,322,516		1,165,856
Total liabilities		8,624,389		8,796,403
Stockholder's equity:				
Common stock, no par value; 100,000 shares authorized; one share issued and outstanding		10,000		10,000
Additional paid-in capital		8,431,477		8,431,477
Retained earnings		73,397,789		61,673,815
Total stockholder's equity		81,839,266		70,115,292
Total liabilities and stockholder's equity	$	90,463,655	$	78,911,695

See accompanying Notes to Financial Statements.

3

CAPITAL ONE SECURITIES, INC.
(A Wholly Owned Subsidiary of Capital One Financial Corporation)

Notes to Financial Statements

Note 1—Organization

Capital One Securities, Inc. (the "Company") is a wholly owned subsidiary of Capital One Financial Corporation ("Capital One"). The Company is a full-service investment banking firm providing equity research and institutional sales and trading services in both fixed income and equity securities to large, institutional accounts primarily in North America. The Company also provides corporate finance services primarily to middle-market companies in the United States. Investment banking services are occasionally provided to companies outside of the United States. The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Note 2—Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Company are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. While management makes its best judgment, actual results could differ from those estimates.

Cash on Deposit with Affiliated Company

The Company considers all highly liquid investments with a stated maturity of three months or less when purchased to be cash equivalents. The Company does not consider its investment in the money market mutual fund to be a cash equivalent in the statements of cash flows based on regulatory guidance. Cash includes amounts held at Capital One, National Association ("CONA"), a related party, totaling $2,922,359 and $2,830,207 at December 31, 2017 and 2016, respectively. CONA is a major financial institution and is insured up to $250,000 by the Federal Deposit Insurance Corporation.

Investment in Money Market Mutual Fund

Investment in the money market mutual fund is measured at fair value. The market value is based on quoted prices received from various pricing services. Realized gains or losses from investment transactions are recorded upon the sale or maturity of the related securities and are reflected in the accompanying statements of income.

4

Other Receivables

Other receivables represent receivables due from lead underwriters for investment banking transactions where the Company acted as an underwriter. The Company considers an allowance for doubtful accounts based on factors surrounding the credit risk of specific counterparties, historical trends, projections of trends, and other information. No allowance was deemed necessary as of December 31, 2017 and 2016.

Goodwill

In connection with the acquisition of the Company by Capital One, the Company recorded goodwill of $3,493,211 representing the amount by which the purchase price exceeded the fair value of the net assets acquired.

Goodwill is not amortized but is tested for impairment annually and between annual tests if events or circumstances indicate potential impairment. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value. Based upon the results of our 2017 and 2016 goodwill impairment testing, we determined that the fair value of goodwill exceeded its carrying value. Accordingly, the goodwill of the Company was not considered impaired. The Company will continue to regularly monitor overall economic conditions and other events or circumstances that may impair the goodwill in the future.

Income Taxes

The Company is included in Capital One's consolidated federal income tax return, but files a separate state income tax return. Capital One allocates federal income tax expense to the Company using a separate return basis. The Company is reimbursed by Capital One for federal income tax losses, if applicable. Amounts owed to or due from Capital One for federal income taxes are reported as a component of due to or from affiliates in the accompanying statements of financial condition. Taxes payable amounts included in due to affiliates totaled $1,320,711 and $1,160,950 at December 31, 2017 and 2016, respectively.

Deferred tax assets and liabilities are based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company has evaluated the effect of accounting guidance surrounding uncertain income tax positions and concluded that the Company has no significant financial statement exposure to uncertain income tax positions as of December 31, 2017 and 2016.

CAPITAL ONE SECURITIES, INC.
(A Wholly Owned Subsidiary of Capital One Financial Corporation)

Notes to Financial Statements

Note 3—Fair Value of Financial Instruments

Fair value is defined as the price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date (also referred to as an exit price). The fair value accounting guidance provides a three-level fair value hierarchy for classifying financial instruments. This hierarchy is based on the markets in which the assets or liabilities trade and whether the inputs to the valuation techniques used to measure fair value are observable or unobservable. The fair value measurement of a financial asset or liability is assigned to a level based on the lowest level of any input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are described below:

- Level 1—Valuation is based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

- Level 2—Valuation is based on observable market-based inputs, other than quoted prices in active markets for identical assets or liabilities, quoted prices in markets that are not active, or models using inputs that are observable or can be corroborated by observable market data of substantially the full term of the assets or liabilities.

- Level 3—Valuation is generated from techniques that use significant assumptions not observable in the market. Valuation techniques include pricing models, discounted cash flow methodologies or similar techniques.

The accounting guidance for fair value measurements requires that we maximize the use of observable inputs and minimize the use of unobservable inputs in determining fair value.

All of the investments held by the Company are categorized as Level 1, as the valuation of each is based on quoted prices of each asset. The Company does not have any financial liabilities within the scope of the accounting guidance.

The following tables display the Company's assets on the statements of financial condition measured at fair value on a recurring basis as of December 31, 2017 and 2016:

Assets Measured at Fair Value on a Recurring Basis

	December 31, 2017			
	Fair Value Measurements Using			Total Estimated Fair Value
	Level 1	Level 2	Level 3	
Securities owned:				
Money market mutual fund ...	$ 75,042,914	$ —	$ —	$ 75,042,914
Total securities owned	$ 75,042,914	$ —	$ —	$ 75,042,914

	December 31, 2016			
	Fair Value Measurements Using			Total Estimated Fair Value
	Level 1	Level 2	Level 3	
Securities owned:				
Money market mutual fund ...	$ 64,917,222	$ —	$ —	$ 64,917,222
Total securities owned	$ 64,917,222	$ —	$ —	$ 64,917,222

Note 4—Income Taxes

As a result of the Tax Cuts and Jobs Act passed in December 2017 reducing the federal tax rate from 35% to 21%, the Company's deferred tax assets were written down by $101,365 with an offsetting charge to tax expense. As of the beginning and end of the reporting period, the Company had no unrecognized tax benefits under U.S. GAAP. During 2017, the Internal Revenue Service completed its examination of Capital One's federal income tax returns for the years 2012 through 2016. Under its Compliance Assurance Program, the Internal Revenue Service is in the process of auditing Capital One's 2017 federal income tax return. The outcome of the audit is not expected to have a material impact on the financial results of the Company.

Note 5—Related Party Transactions

Various administrative expenses are paid on behalf of the Company by CONA, under a Master Services Agreement between the Company, CONA and various affiliates. These administrative expenses are reimbursed by the Company to CONA on a monthly basis. In addition, the Company pays a management fee to CONA based on an internally calculated allocation of overhead cost.

The Company has a revolving subordinated line of credit with Capital One for an amount not to exceed $100,000,000 as of December 31, 2017. This line of credit expires on November 16, 2020. There were no borrowings against the line of credit in 2017 or 2016. Borrowings under the line of credit are transacted on an arm's length basis.

Note 6—Leases

The Company currently occupies office space leased by Capital One, the expense for which is allocated as part of the Master Services Agreement disclosed in Note 5.

CAPITAL ONE SECURITIES, INC.
(A Wholly Owned Subsidiary of Capital One Financial Corporation)

Notes to Financial Statements

Note 7—Commitments and Contingencies

The Company has outstanding underwriting agreements which commit it to purchase securities at specified future dates and prices. The Company presells such issues to manage risk exposure related to these off-balance sheet commitments. Transactions that were open at December 31, 2017, have subsequently settled and had no material effect on the statements of income and financial condition.

From time to time, the Company is involved in litigation that it considers to be incidental to its business. The Company is not presently involved in any legal proceedings which management expects individually or in the aggregate to have a material adverse effect on its financial condition or results of operations.

The Company has contracts with its vendors for various services. The following table presents the minimum commitments under these contracts as of December 31, 2017:

	Amounts
Fiscal year expected to be expensed:	
2018	$ 666,243
2019	132,853
2020	25,000
Total	$ 824,096

Note 8—Services Agreement

The Company has an agreement with Pershing, L.L.C. ("Pershing"), a Bank of New York Securities Group Company, to provide certain services as clearing correspondent. These services include carrying customers' cash and margin accounts on a fully-disclosed basis; executing transactions in the customers' accounts as instructed by the Company; preparing transaction confirmations and monthly statements for customers; settling contracts and transactions in securities on behalf of the Company; performing cashiering functions for customer accounts including receipt and delivery of securities purchased, sold, borrowed and loaned; providing custody and safekeeping of customers' securities and cash; and handling margin accounts, dividends, exchanges and rights and tender offers.

This agreement does not have an expiration date. This agreement requires the Company to maintain a clearing deposit with Pershing which totaled $250,000 at December 31, 2017 and 2016.

The Company acts as an introducing broker and substantially all customer transactions are cleared and carried on a fully-disclosed basis. The Company is exposed to credit losses on unsettled transactions in the event of nonperformance by its customers. This risk of loss is limited to the

CAPITAL ONE SECURITIES, INC.
(A Wholly Owned Subsidiary of Capital One Financial Corporation)

Notes to Financial Statements

change in the security price between the trade date and the settlement date. The Company did not incur any material credit losses on transactions not settled as of December 31, 2017 and 2016.

The Company's commissions receivable from clearing correspondent represents amounts on deposit with Pershing. Additionally, as the Company clears all of its transactions through the clearing correspondent, the Company is exposed should the clearing correspondent be unable to fulfill its obligations.

Note 9—Liabilities Subordinated to Claims of General Creditors

The Company is subject to the Securities and Exchange Commission's Rule 17a-5 regarding reports to be made by certain exchange members, brokers and dealers. Under this rule, the Company is required to disclose liabilities subordinated to the claims of general creditors. The Company has subordinated loan agreements with Capital One which have been approved by the FINRA. These loan agreements constitute part of the Company's net capital under the Uniform Net Capital Rule and may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements. At December 31, 2017 and 2016, the Company had no balances outstanding from these agreements as disclosed in Note 5.

Note 10—Indemnifications

The Company has certain obligations to indemnify its managers and officers for certain events or occurrences while the managers or officers are, or were serving, at the Company's request in such capacities. The maximum liability under these obligations is unlimited; however, the Company's insurance policies serve to limit its exposure.

Note 11—Financial Instruments with Off-Balance Sheet Risk

As a securities broker, the Company is engaged in buying and selling securities as an agent for a diverse group of individuals and institutional investors. The Company introduces these transactions for clearance to another firm on a fully-disclosed basis. The agreement between the Company and its clearing correspondent provides that the Company is obligated to assume any exposure related to nonperformance by its customers. If any transactions do not settle, the Company may incur a loss if the market value of the security is different from the contract value of the transaction.

The Company monitors its customer activity by reviewing information it receives from its clearing correspondent on a daily basis, requiring customers to deposit additional collateral, or reduce positions when necessary.

The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk and to review, as necessary, the credit standing of each counterparty and customer with which it conducts business.

Note 12—Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $67,240,374 which was $66,665,414 in excess of the required minimum net capital of $574,960. The Company's net capital ratio was 0.13 to 1.

The Company does not carry the accounts of its customers, and accordingly, is exempt from SEC Rule 15c3-3.

Note 13—Subsequent Events

In accordance with U.S. GAAP, the Company evaluates subsequent events that have occurred after the statement of financial condition date but before the financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the statement of financial condition, including estimates inherent in the process of preparing financial statements, and (2) nonrecognized, or those that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after that date. The Company evaluated subsequent events through February 16, 2018, the date the financial statements were issued.

Based on the evaluation, the Company did not identify any recognized or nonrecognized subsequent events that would have required adjustment to the financial statements.